
SPL
Innovate·Adapt·Excel

FILE NO.
82-34708

May 15, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


03050561

03 MAY 19 AM 7:21

Re: SPL WorldGroup B.V. / File No. 82-34
Additional Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following document represents additional material being submitted in respect of the Company's File No. 82-34708:

- Press Release titled: "SPL WorldGroup Again Demonstrates Market Leadership in New Chartwell Report on North American CIS Installations", dated May 14, 2003.

By providing the foregoing information, the Company is not admitting that such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

Very truly yours,

PROCESSED
MAY 29 2003
THOMSON
FINANCIAL

Richard V. Zolezzi
Senior Vice President and
General Counsel

dlw 5/20

RVZ:alk
encl/1
cc: Robert A. Zuccaro, Esq.


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Press Releases



FOR IMMEDIATE RELEASE

Contacts:

Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com

SPL WorldGroup Again Demonstrates Market Leadership in New Chartwell Report on North American CIS Installations

May 14, 2003, Morristown, NJ, USA — The recent release of the *Chartwell Report on CIS Installations in North America 2003* demonstrates once more SPL WorldGroup's leadership position in providing customer management solutions to North American electricity, gas, and water companies.

SPL ranked first in the number installation agreements won by the eight top industry vendors since Jan. 1, 2002, with 10 of the 45 contracts counted.

The Chartwell report shows that SPL systems serve 9 percent of all North American customers of investor-owned utilities, more than any other vendor currently active in today's marketplace. SPL also holds 9 percent of the North American municipal market.

The report notes that, "in Chartwell's 2002 report, SPL had a more sizeable market lead, but the vendor has not lost market share... Chartwell took a different approach in its 2003 market analysis, and one of SPL's major CorDaptix clients, TXU Energy (2 million-plus customers), was considered a retail energy services marketer instead of an IOU for data analysis in this report."

For one of the two case studies in its report, Chartwell examined the SPL installation at Pacific Gas & Electric, which went live last December. "The $179.7 million CIS project was one for the record books," the report notes, "representing the energy industry's largest customer management system, according to the META Group."

The report also notes that "SPL is ramping up for a second phase of a project that will see its customer management and billing system begin to take shape at Nicor, another big Midwest gas utility. Currently, Nicor uses an SPL component for its credit and collections activity, while it bills its customers with an inhouse-legacy application."

"The release of the Chartwell installations report," commented SPL CTO Guerry Waters, "attests to SPL's success in multiple markets, including small and mid-sized utilities, where we continue to have growth despite the difficult business climate. The report also indicates the growth potential for good customer management systems. Today, Chartwell notes, more than half of all utilities continue to use legacy systems developed in-house or very specifically customized by a consulting firm. Such systems are increasingly expensive to maintain and very difficult to modify to respond to today's customer needs. As more utilities move to meet current customer and regulatory demands, we expect ever broadening market penetration of SPL customer management systems."

###

About Chartwell Inc.

Based in Atlanta, Ga., Chartwell offers research reports, industry news and other online publications and information services on issues facing utility and energy company executives. The company publishes three research series, several annual research reports, and two monthly newsletters, which focus on specific technology advancements and management practices in utility customer service. Chartwell also organizes the EMACS (Energy Marketing and Customer Service) Conference and Expo, held annually in October and attended by utility representatives, vendors, consultants, and others from the international energy community.

About the Report

The *Chartwell Report on CIS Installations in North America 2003* is based on an analysis of CIS and billing systems at 492 utilities and energy retailers, which serve more than 200 million electric, gas and water accounts in the U.S., Canada and the Caribbean. Chartwell data is compiled from interviews with utility officials and industry vendors. Additional information about the Report is available at www.chartwellinc.com or by calling (800) 432-5879.

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader, providing companies with flexible and scalable customer management solutions that offer a crucial advantage in an increasingly customer-centric environment—the proven ability to attract, nurture and maximize the value of customers through billing excellence and innovation in customer management, sales and marketing. With particular strength in energy sector markets that require multi-language, multi-jurisdiction, multi-currency, and multi-product service lines, SPL has delivered its customer management solutions to financial services, energy, water and waste management customers worldwide. The company employs more than 650 professionals in North America, Europe, and Asia Pacific.

Call 1-973-539-6268 (New Jersey), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call 1-800-275-4775.

For More Information:

To learn more about SPL WorldGroup, or to request a full media kit, please contact Richard Virgilio at Stephenson Group for SPL WorldGroup at (973) 989-1177, or Tracey Mitchell at (973) 401-7525.

